UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/S/ JOHN ZHONGHAN DENG
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: November 30, 2010

Exhibit 99.1

Vimicro Reports Third Quarter 2010 Financial Results

BEIJING – November 29, 2010 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and solution provider, today announced financial results for the third quarter ended September 30, 2010.

Third Quarter 2010

Net revenue in the third quarter of 2010 was $26.5 million, compared to $26.4 million in the second quarter of 2010 and $20.5 million in the third quarter of 2009. Revenue in the third quarter of 2010 reflects increased revenue from Vimicro’s surveillance business.

For the first nine months of 2010, revenue totaled $73.0 million, a 48% increase compared to $49.2 million for the same period in 2009 primarily due to the Company’s expanded product offerings in high growth markets.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “In the third quarter, revenue from our new surveillance business improved as a result of the Company’s increased marketing efforts and new contract wins, but recognized revenue has not yet reached the levels originally forecast. Another contributing factor was the delayed release of our SVAC standard, which was just recently approved by the Standardization Administration of China. Our notebook camera processor business remains solid as we maintain our leadership position in high-end notebooks. In mobile, we continued to ship volume orders to large mobile OEMs and secured new customer contracts.”

Gross margin in the third quarter of 2010 was 31% compared to 34% in the previous quarter due to product mix within the quarter. Operating expenses remained flat sequentially at $13.9 million in the third quarter.

The Company recognized approximately $0.5 million of grants during the third quarter, and expects to recognize increased levels of grant benefits in the coming quarters. In addition, the Company initiated cost control programs including cutting variable expenses, lowering IP purchases and halting investment in non-core product lines and projects. Collectively, these actions will help the Company to achieve its financial goals, while establishing a more profitable operating model.

Third quarter 2010 net loss, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), was $5.3 million, which included $1.1 million in share-based compensation expense, compared to a loss of $4.3 million, including $0.9 million in share-based compensation, in the second quarter. After excluding loss attributable to non-controlling interest, net loss attributed to Vimicro was $3.8 million in the third quarter, or $0.10 loss per ADS (each representing four ordinary shares), compared to a net loss of $2.8 million, or $0.08 loss per ADS, in the second quarter of 2010.

Business Outlook

Vimicro anticipates fourth quarter revenue to range between $26 million and $28 million. Surveillance revenue is expected to increase, driven by new product introductions and expanded sales and marketing efforts in multiple regions. The Company also anticipates a modest improvement in mobile sales volume and comparable volume in notebook products. The Company expects to achieve non-GAAP breakeven in the coming quarters and further contribute to future profitability on a sustainable basis through aggressive growth efforts and SVAC adoption in the surveillance market, business restructuring and operating expense controls implemented in the fourth quarter and first half of 2011.

Financial Results Conference Call and Webcast

Vimicro will host a conference call and Webcast November 29, 2010 at 6:30 p.m. Eastern Time to discuss the Company’s recent results. Investors and other interested parties may access the call by dialing 800.299.9630 (or +1-617.786.2904 outside of the U.S.) with the pass code 42807962, at least 10 minutes prior to the start of the call.

In addition, an audio Webcast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com. Following the live Webcast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until December 6, 2010 at midnight (ET). The replay number is 888-286-8010 with a pass code of 71992356. International callers should dial +1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP (loss)/income from operations, non-GAAP net (loss)/income attributed to Vimicro International Corporation and non-GAAP diluted net (loss)/income per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of September 30, 2010, which was RMB 6.7011 to $1.00.

For further information about Vimicro, please contact:

Jack Guo, Acting CFO and Vice President

Phone: +86-10-6894-8888 ext. 7379

Email: jackguo@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers, EVP

Phone: 949-224-3874

Email: lsievers@sheltongroup.com

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended September 30, 2010			Three months ended June 30, 2010			Three months ended September 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Loss from operations	(5,715)	1,067	(4,648)	(4,326)	949	(3,377)	(4,963)	1,126	(3,837)
Loss attributed to Vimicro International Corporation	(3,770)	1,067	(2,703)	(2,795)	949	(1,846)	(3,137)	1,126	(2,011)
Diluted loss per ADS	(0.10)	0.03	(0.07)	(0.08)	0.03	(0.05)	(0.08)	0.03	(0.05)

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.

Vimicro International Corporation

Consolidated Statement Of Operations And Comprehensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2010 Q3	2010 Q2	2009 Q3
	(unaudited)	(unaudited)	(unaudited)
Net revenue	26,493	26,368	20,500
Cost of revenue	(18,284)	(17,314)	(14,692)

Gross profit	8,209	9,054	5,808

Operating expenses:
Research and development, net	(7,823)	(8,250)	(6,322)
Selling and marketing	(2,336)	(1,969)	(1,323)
General and administrative	(3,765)	(3,161)	(3,126)

Total operating expenses	(13,924)	(13,380)	(10,771)

Loss from operations	(5,715)	(4,326)	(4,963)

Other income:
Interest income	263	292	377
Foreign exchange gain, net	356	54	16
Others, net	7	199	307

Loss before income taxes	(5,089)	(3,781)	(4,263)
Income taxes expense	(245)	(518)	0

Net loss before share of gain of an unconsolidated affiliate	(5,334)	(4,299)	(4,263)
Equity in profit of an unconsolidated affiliate, net of tax	0	0	3
Net loss	(5,334)	(4,299)	(4,260)

Less: loss attributable to non-controlling interest	(1,564)	(1,504)	(1,123)

Loss attributed to Vimicro International Corporation	(3,770)	(2,795)	(3,137)

Other comprehensive income:
Foreign currency translation adjustment	1,102	458	84
Unrealized gain on marketable equity securities	380	263	911

Other comprehensive income	1,482	721	995

Comprehensive loss	(3,852)	(3,578)	(3,265)
Less: comprehensive loss attributable to non-controlling interest	(1,107)	(1,319)	(1,126)

Comprehensive loss attributable to Vimicro International Corporation	(2,745)	(2,259)	(2,139)

Loss per share
Basic	(0.03)	(0.02)	(0.02)

Diluted	(0.03)	(0.02)	(0.02)

Loss per ADS
Basic	(0.10)	(0.08)	(0.08)

Diluted	(0.10)	(0.08)	(0.08)

Weighted average number of ordinary shares outstanding
Basic	147,937,401	147,690,245	148,483,022

Diluted	147,937,401	147,690,245	148,483,022

Weighted average number of ADS outstanding
Basic	36,984,350	36,922,561	37,120,755

Diluted	36,984,350	36,922,561	37,120,755

Components of share-based compensation expenses are included in the following expense captions:
R&D	(503)	(422)	(510)
S&M	(45)	(50)	(53)
G&A	(519)	(477)	(563)

Total	(1,067)	(949)	(1,126)

Note: Certain amounts in prior periods were reclassified to conform to current period presentation.

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	9/30/2010	12/31/2009
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	81,214	84,510
Short-term time deposits	12,235	43,935
Restricted cash	1,627	132
Marketable equity securities	1,198	543
Accounts receivable, net of provision for doubtful accounts	15,144	9,462
Notes receivable	478	—
Inventories	17,586	8,804
Prepayments and other current assets	7,714	4,155
Deferred tax assets	3	3

Total current assets	137,199	151,544

Property, equipment and software, net	9,743	9,015
Land use rights	20,512	10,905
Intangible assets, net	3,144	3,819
Goodwill	2,057	2,019
Other assets	979	973

Total assets	173,634	178,275

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	6,194	4,958
Notes payable	244	—
Taxes payable	1,529	879
Advances from customers	605	649
Accrued expenses and other current liabilities	6,150	5,900
Deferred government grants	3,908	3,844
Deferred tax liabilities	57	0

Total current liabilities	18,687	16,230
Non-Current liabilities:
Deferred tax liabilities	30	196
Product warranty	90	25

Total liabilities	18,807	16,451

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 148,024,068 and 147,643,168 shares issued and outstanding as of September 30, 2010 and December 31, 2009, respectively	15	15
Additional paid-in capital	155,457	151,672
Treasury stock	(2,664)	(2,664)
Accumulated other comprehensive income	11,574	9,967
Accumulated deficit	(46,759)	(35,786)
Statutory reserve	2,782	2,782

Total shareholders equity attributable to Vimicro International Corporation	120,405	125,986
Noncontrolling interest	34,422	35,838

Total shareholders’ equity	154,827	161,824

Total liabilities and shareholders’ equity	173,634	178,275